Exhibit 99.1

Aurora Strengthens Leadership Position in Germany with EU-GMP Certification at Preeminent Local Cannabis Production Facility

State-of-the-art facility readying first delivery of medical grade cannabis for German patients

EDMONTON, AB, May 18, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today the company has received EU-GMP certification for its state-of-the-art medical cannabis production facility in Germany. As a leading manufacturer of medical cannabis worldwide, achieving EU-GMP certification of the company's first German manufacturing site marks a significant milestone in the fulfillment of an awarded tender by the German Federal Institute for Drugs and Medical Devices (BfArM). Aurora is the distinct market leader in the German flower segment and will now leverage receiving the world's highest quality standard to produce and distribute premium medical cannabis in Germany.

The new state-of-the-art production facility in Leuna, Saxony-Anhalt, Germany adds to the company's pan-European network of EU-GMP facilities supplying premium, high-quality cannabis flower and extracts for medical use by patients across existing and expanding markets. Germany's medical cannabis market currently serves approximately 100,000 patients, representing only 0.1% of the population. In mature medical cannabis markets like Canada, market penetration is upwards of 1%, therefore the German market has significant potential for growth.

"With the EU-GMP certification of our first German site, we once again demonstrate Aurora's excellence and leadership in establishing the necessary infrastructure to compete in the global cannabis market," said Miguel Martin, CEO of Aurora Cannabis. "As a leading provider of medical cannabis in Germany and several other European markets, we are eager to accelerate patient access to high-quality, reliable cannabis produced in accordance with the most stringent criteria. Our first shipment from our world class Leuna facility will deliver on our commitment to the German regulatory authority and expanding patient base, a significant step in our ongoing commitment to international market growth."

Aurora was awarded a tender/contract in 2019 by the German Federal Institute for Drugs and Medical Devices (BfArM) for the annual production of 1,000 kg of high-quality medical cannabis flower over a period of four years. Despite numerous challenges due to ongoing pandemic-related restrictions and international supply chain bottlenecks, the construction of Aurora Leuna, a nearly 3,600 sq. metre production site is complete, has received its EU-GMP certification and is preparing for the inaugural shipment. The first shipment from Aurora Leuna to German pharmacies is expected via the state's cannabis agency later this month.

Martin continued "As a leading provider of cannabis flower and extracts in Germany, we are excited by the possibility of growth in the market. Our investment in domestic production with the highest quality standards will help advance patient access to high-quality cannabis. I congratulate our team in Germany on achieving this important milestone for our Leuna facility and the commencement of local production in this critical market."

As a leading global cannabis company with a footprint on four continents, sales into 12 countries, and an expansive international production network, Aurora celebrates this important milestone in the company's pursuit of enabling access to high-quality medical cannabis to patients worldwide.

About Aurora

Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult-use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, and Whistler, as well as CBD brands, Reliva and KG7. Medical cannabis brands include MedReleaf, CanniMed, Aurora, Whistler Medical Marijuana Corp., and Pedanios. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the production and distribution of premium medical cannabis in Germany, timing for the first shipment of cannabis from the Aurora Leuna facility to German pharmacies, competitive advantages including those related to EU GMP certification, and the Company's execution against its commitment to the German Federal Institute for Drugs and Medical Devices (BfArM).                                                    ..

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 18-MAY-22